UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on new candidate for Board of Directors

—

Rio de Janeiro, March 1, 2023 – Petróleo Brasileiro S.A. - Petrobras, following the press release of 02/28/2023, informs that it has received an official letter from the Ministry of Mines and Energy (MME) requesting rectification of the nominations of candidates who will compose the slate of the Federal Government, as the controlling shareholder, of the eight vacancies of the Board of Directors (BoD) whose elections will take place in the next General Meeting of Shareholders of Petrobras.

In place of Mr. Wagner Granja Victor, the controlling shareholder is appointing Mr. Bruno Moretti.

Thus, the nominated candidates are:

Candidate	Position
Pietro Adamo Sampaio Mendes	Chairman
Jean Paul Terra Prates	BoD member and Petrobras CEO
Carlos Eduardo Turchetto Santos	BoD member
Vitor Eduardo de Almeida Saback	BoD member
Eugênio Tiago Chagas Cordeiro e Teixeira	BoD member
Bruno Moretti	BoD member
Sergio Machado Rezende	BoD member
Suzana Kahn Ribeiro	BoD member

This appointment, as well as the others, will be submitted to the Company's internal governance procedures, observing the Policy for Appointing Senior Management Members, for the analysis of legal and management and integrity requirements and subsequent manifestation by the People Committee, under the terms of article 21, paragraph 4, of Decree 8945/2016, amended by Decree 11048/2022.

Below is the CV of the nominated candidate.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

Bruno Moretti. Mr. Bruno Moretti holds a degree in economics from the Fluminense Federal University (UFF), a master's degree in Industry Economics from the Federal University of Rio de Janeiro (UFRJ), a PhD in Sociology from the University of Brasília (UnB) and a post-doctoral internship in Sociology from UnB . He is currently a doctoral student in Economic Development at Unicamp. He began his career as a Planning and Budget Analyst at the Ministry of Planning in 2004. Between 2009 and 2012, he was Director of the Secretariat for Planning and Strategic Investments. From 2013 to 2014 he served as Advisor to the Executive Secretariat of the Ministry of Planning and was an alternate member of Funpresp's Deliberative Council. Between 2013 and 2015, he served on the Board of Directors and Fiscal Council of EBSERH. He was Director and Deputy Executive Secretary of the Executive Secretariat of the Ministry of Health, between 2014 and 2015. From 2015 to 2016, he served as Deputy Executive Secretary of the Civil House of the Presidency of the Republic. He was Technical Advisor in the Federal Senate, on Economy, Infrastructure, Fiscal Policy and Public Budget between 2017 and 2022. He is currently Special Secretary for Government Analysis of the Presidency of the Republic.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer